UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to          .
Commission File No. 001 — 33666
Exterran 401(k) Plan
(Full title of the plan)
Exterran Holdings, Inc.
16666 Northchase Drive, Houston, TX 77060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information
Item 4. Financial Statements and Supplemental Schedule for the Plan
The Exterran 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan’s financial statements and supplemental schedule have been examined by an Independent Registered Public Accounting Firm and its report is included herein beginning on page F-3.
Exhibits

Exhibit Number	Description
23.1	Consent of Melton & Melton, L.L.P.

2

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Exterran 401(k) Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
Exterran 401(k) Plan
Date: June 30, 2008

By:	/s/ KENNETH R. BICKETT
Kenneth R. Bickett
Vice President and Corporate Controller of Exterran Holdings, Inc.

3

Exterran 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Exterran 401(k) Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements	F-4

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	F-4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	F-5

Notes to Financial Statements	F-6

Supplemental Schedule*	F-13

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	F-13
Consent of Melton & Melton L.L.P.

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of the
Exterran 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Exterran 401(k) Plan, formerly known as The Hanover Companies Retirement Savings Plan, (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Melton & Melton, L.L.P.
Houston, Texas
June 30, 2008

Exterran 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments
Investments at fair value	$109,922,662	$98,757,116
Participant loans, at cost	3,180,609	2,561,795

Total investments	113,103,271	101,318,911
Receivables
Employer contributions	96,644	741
Participant contributions	328,340	792
Transfer in from Universal Compression, Inc. 401(k) Retirement and Savings Plan	72,032,592	—

Total assets at fair value	185,560,847	101,320,444

Adjustment to Contract Value
Adjustment from fair value to contract value for investments in collective trust funds, related to fully benefit-responsive investment contracts	—	427,805

Net assets available for benefits	$185,560,847	$101,748,249

The accompanying notes are an integral part of these financial statements.

Exterran 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to
Investment income
Net appreciation in fair value of mutual funds	$1,761,911
Net appreciation in fair value of pooled separate accounts	571,851
Net appreciation in fair value of Exterran Holdings, Inc. common stock	663,951
Net appreciation in fair value of Hanover Compressor Company common stock	4,146,915
Net appreciation in fair value of participant directed brokerage account	2,262,710
Dividend and interest income	1,692,002

Total investment income	11,099,340

Contributions
Employer contributions	3,807,863
Participant contributions	11,350,187
Participant rollover contributions	1,170,565

Total contributions	16,328,615

Transfer in from Universal Compression, Inc. 401(k) Retirement and Savings Plan	72,032,592

Total additions to net assets	99,460,547

Deductions from net assets attributed to
Benefits paid	15,602,206
Administrative expenses	45,743

Total deductions from net assets	15,647,949

Net increase in net assets available for benefits	83,812,598

Net assets available for benefits
Beginning of year	101,748,249

End of year	$185,560,847

The accompanying notes are an integral part of these financial statements.

Exterran 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The Exterran 401(k) Plan (the “Plan”) was adopted by Exterran Holdings, Inc. (“Exterran” or the “Company”) on December 31, 2007 and replaced Exterran’s former plan, The Hanover Companies Retirement Savings Plan. Effective August 20, 2007, Hanover Compressor Company (“Hanover”) merged with Universal Compression Holdings, Inc. (“Universal”) to form a new company, Exterran Holdings, Inc. Exterran’s common stock is traded on the New York Stock Exchange under the symbol “EXH”. All Hanover stock held by the Plan on that date was converted to Exterran common stock at a rate of 0.325 shares of Exterran common stock for each share of Hanover common stock. The sponsor of the Plan is Exterran Energy Solutions, L.P., formerly known as Hanover Compression Limited Partnership, (the “Plan Sponsor”), an indirect wholly owned subsidiary of Exterran.

Hanover was deemed the acquirer for accounting purposes in the merger, and all references to the “Company” prior to August 20, 2007 refer only to Hanover. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Merger

On October 26, 2007, the Board of Directors of Exterran resolved to merge the Universal Compression, Inc. 401(k) Retirement and Savings Plan with and into the Exterran 401(k) Plan as of 11:59 p.m. on December 31, 2007. The transferred net assets were not recognized in the accounts of the Plan until January 2008, therefore the total assets transferred in the amount of $72,032,592 are included as a receivable on the accompanying statement of net assets available for benefits.

General

The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code which allows voluntary contributions by participants. The Plan is available to employees of the Company and of its participating affiliates who meet certain age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of l974 (“ERISA”).

Participation

An employee of the Company or one of its participating affiliates is generally eligible to become a participant in the Plan on the first day of the month upon attainment of eighteen years of age and one hour of service with the Company. Participants may elect to discontinue participation in the Plan at any time.

Contributions

Participants may elect to contribute from 1% to 25% of their compensation per payroll period, as defined in the Plan document. Participants may also elect to make rollover contributions to the Plan from other qualified retirement plans. Participant contributions may not exceed the maximum statutory limit, which was $15,500 for the Plan year ended December 31, 2007, except that participants age 50 or older during the Plan year may elect to make an additional contribution which could not exceed $5,000 during the year ended December 31, 2007. Participants may change their contribution percentage at any time during the Plan year.

Company matching contributions, which are discretionary and subject to change at the election of the Company at any time, are determined based on each participant’s eligible compensation (as defined in the Plan document) and contributed to the Plan in cash and invested in each individual participant’s account in accordance with their investment allocation elections on a pay period basis. For the year ending December 31, 2007, Company matching contributions were made to each participant’s account at a rate of 50% of each participant’s contributions up to 6% of eligible compensation.

Exterran 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s profit sharing contribution, if any, and an allocation of Plan earnings or losses. All Plan assets are allocated to individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Through December 31, 2007, participants vest in Company matching contributions, including reallocated forfeitures, and actual earnings at the rate of 20% for each year of employment with the Company and are 100% vested after five years of credited service. Participants become 100% vested in Company matching contributions upon death, disability or attainment of normal retirement age. Under the terms of the Plan, all Company matching contribution accounts became 100% vested on August 20, 2007 as a result of the merger between Hanover and Universal.

Forfeitures

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $30,693 and $88,426, respectively. These accounts will be used to reduce future Company contributions. In 2007, Company contributions were reduced by $284,292 from forfeited non-vested accounts.

Investment Options

Participants are able to invest their contributions in various investment options offered by the Plan including mutual funds, pooled separate accounts and Exterran common stock. These investment options are determined by the Employee Benefit Plans Committee of Exterran under consultation with Citigroup Smith Barney. Participants may change their investment elections at any time.

Payment of Benefits

A participant may elect to withdraw any part of his or her vested account upon retirement, termination of employment, death or disability or attainment of age 59-1/2. Withdrawals of vested balances due to immediate and heavy financial need are also permitted subject to the terms of the Plan document and are limited to one withdrawal per participant per Plan year.

All distributions from the Plan are made in a lump-sum cash payment or installments for required minimum distributions. All vested benefits in the Plan that are less than $1,000 may be distributed in a single lump sum payment without any consent from the terminated participants.

Exterran 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the value of the participant’s vested account balance in the Plan. Loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator in accordance with the terms of the Plan document. As of December 31, 2007 and 2006, the interest rate on outstanding loans ranged from 5.0% to 10.0%. Loan repayments are made through payroll deductions and interest paid on loans is credited to the applicable participant’s account. Participant loans are generally repaid over a period not to exceed five years, unless the loan qualifies as a home loan.

Administration

The Plan is sponsored by Exterran Energy Solutions, L.P. and certain officers and employees of the Company serve as the Plan administrator. The Plan administrator has the power and duty to take all actions and make all decisions necessary to properly carry out the provisions of the Plan subject to the terms of the Plan document. These powers and duties include, among other things, the interpretation of Plan provisions and the engagement of a trustee, record keeper, investment manager, legal counsel, independent registered public accounting firm and other such specialists as are deemed necessary for operation of the Plan.

Prudential Bank & Trust, FSB is the trustee of the Plan and Prudential Retirement Services is the Plan’s recordkeeper.

Expenses of the Plan

Expenses associated with sponsoring and maintaining the Plan are generally paid for by the Company. Administrative expenses reflected on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2007, represent the sum of charges to individual participant accounts for participant specific transactions and certain administrative expenses of the Plan which are allocated to participant accounts on a per capita basis in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the Plan’s significant accounting policies:

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the preparation of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Exterran 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Valuation of Investments

The Plan’s investments in mutual funds, participant directed brokerage account and common stocks are stated at fair value based on period ending quoted market prices. Investments in insurance company pooled separate accounts are reported at the value reported to the Plan by the insurance company, which approximates fair value. The guaranteed income fund is stated at fair value of the applicable underlying net assets. Participant loans are valued at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Income Recognition

The net appreciation (depreciation) in fair value of investments includes the realized gain or loss on investments bought and sold during the year as well as the unrealized change in fair value of such investments during the year. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Certain of the Plan’s investments pay investment advisory fees and/or 12b-l fees and administrative expenses. These fees are reflected in the valuation of these investments.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements”. SFAS No. 157 defines fair value, outlines a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the impact of adopting SFAS No. 157.

3.	Concentrations of Credit and Market Risk

Certain investments, including Exterran’s common stock , potentially subject the Plan to concentrations of credit and market risk. The Plan does not obtain or require collateral for these investments. Changes in the domestic and international economic environment and other factors outside the Plan’s control have a direct impact on the market value and/or credit risk of the Plan’s investments. It is reasonably possible that changes in the economic environment will occur in the near term and that such changes will have a material effect on the market value of the Plan’s investments, or credit risk relating to such investments, and therefore could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Exterran 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
4.	Investments

Plan investments as of December 31, 2007 and 2006, that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2007		2006
Common stock
Exterran Holdings, Inc.	$14,698,945		$—
Hanover Compressor Company	—		12,054,742

Common/collective trusts
INVESCO Stable Value	—		20,034,229	*

Mutual funds
Van Kampen Equity Income Fund	11,205,842		11,586,155
Growth Fund of America	12,791,710		10,510,101
Hotchkis & Wiley Large Cap Value Fund	8,093,698	**	8,400,843

Pooled Separate Accounts
Prudential Core Plus Bond/ Pimco Fund	6,511,808	**	6,044,107

Guaranteed Income Fund
Prudential Guaranteed Income Fund	23,650,932		2,287,487	**

*	Includes adjustment to contract value of $427,805 for interest in collective trust relating to fully benefit-responsive investment contracts in 2006.

**	Amount is less than 5% of the Plan’s net assets and is shown for comparative purposes only.
5.	Investment Contracts

Guaranteed Income Fund

The Plan entered into a benefit-responsive investment contract with Prudential Insurance Company (“Prudential IN”). Prudential IN maintains the contribution in a general account. This account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential IN, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value.

The concept of a value other than contract value does not apply to the contract even upon a discontinuance of the contract. Therefore the fair value amount is equal to the contract value for this account.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the contract regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.

Exterran 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
When establishing interest crediting rates for this contract, Prudential IN considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

	2007	2006
Average Earnings Yield	3.75%	3.75%
Average Crediting Rate Yield	3.75%	3.75%
The average earnings yield shown is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the end of Plan year fair value and then annualizing the result. The average crediting rate yield shown is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result. As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are also not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated in the future, all participants would immediately become fully vested in their entire account balance at the time of the Plan’s termination.

7.	Tax Status

The Plan adopted a prototype plan sponsored by Prudential IN. Prudential IN obtained its latest determination letter June 3, 2004, in which the Internal Revenue Service stated that its prototype plan document adopted by the Company, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). As a result, it is believed that the Plan is exempt from taxation under the applicable sections of the IRC.

8.	Party-In-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of pooled separate accounts and guaranteed interest accounts managed by Prudential IN. Prudential IN is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also provides for investment in shares of Exterran common stock. As the Plan Sponsor is an indirect wholly owned subsidiary of Exterran, these transactions qualify as party-in-interest transactions under ERISA. Additionally, participant loans also qualify as party-in-interest transactions under ERISA. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

Exterran 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
9.	Subsequent Events

Effective January 1, 2008, the Plan was amended to provide automatic enrollment for eligible participants who have not yet elected to enroll in the Plan. Eligible participants are initially enrolled with a contribution rate of 3% of eligible earnings. Beginning January 1, 2010, the participants’ contribution rates will increase 1% each year until a maximum contribution rate of 6% is achieved. Participants can change their contribution rate at any time or may elect not to participate in the Plan. Additionally, participant vesting in Company matching contributions, including reallocated forfeitures, and actual earnings will occur upon completion of two years of service subject to certain limitations defined in the Plan document.

Beginning January 1, 2008, discretionary Company matching contributions are expected to be made to each participant’s account at a rate of 100% of each participant’s first 1% of contributions plus 50% of each participant’s contributions up to the next 5% of eligible compensation.

Exterran 401(k) Plan
Employer Identification Number: 75-2344249
Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

			(d)	(e)
	(b)	(c)	Historic	Current
(a)	Identity of Issuer	Description of Asset	Cost	Value
*	Exterran Holdings, Inc.	Common stock	**	$14,698,945
	Euro Pacific Growth Fund	Mutual Fund	**	6,523,464
	Fidelity Advisor Small Cap	Mutual Fund	**	3,644,657
	Growth Fund of America	Mutual Fund	**	12,791,710
	Hotchkis & Wiley Large Cap Value Fund	Mutual Fund	**	8,093,698
	Thornburg Core Growth Fund	Mutual Fund	**	3,940,920
	Van Kampen Equity Income Fund	Mutual Fund	**	11,205,842
*	Prudential Core Plus Bond/ Pimco Fund	Pooled Separate Accounts	**	6,511,808
*	Prudential Dryden S&P 500 Index	Pooled Separate Accounts	**	2,283,029
*	Prudential Large Cap Value/ Barrow Hanley	Pooled Separate Accounts	**	4,091,821
*	Prudential Mid Cap Value/ Cookie & Bieler	Pooled Separate Accounts	**	349,850
*	Prudential Small Value/ Opus Capital	Pooled Separate Accounts	**	3,494,542
*	Prudential Guaranteed Income Fund	Insurance Company General Accounts	**	23,650,932
	Participant Directed Brokerage Account	Common stock and Mutual Fund	**	8,641,444
*	Participant Loans	Interest rates ranging from 5.0% to 10.0% with varying maturity dates	0	3,180,609

				$113,103,271

*	Denotes party in interest as defined by ERISA.

**	All investments are participant directed therefore cost information is not required.

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Melton & Melton, L.L.P.